**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**December 11, 2009**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Mendocino Brewing Company**

**File No. 001-13636 - CF#24411**

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      Mendocino Brewing Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 16, 2009.

      Based on representations by Mendocino Brewing Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.98           through September 1, 2014

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Pamela Howell
           Special Counsel